Exhibit 99.1

June 28, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker Symbol: KPFS)
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department
Telephone number:	+81 (0)3 3829 3210

Notice of Plan to Delist American Depositary Receipts from the U.S. NASDAQ Global Market and Deregister with the U.S. Securities and Exchange Commission

On June 14, 2019, Pepper Food Service Co., Ltd. (“we,” “us,” or the “Company”) announced that it will delist the Company’s American Depositary Receipts (“ADRs”) from the U.S. NASDAQ Global Market (“NASDAQ”) and will submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”).

The Company hereby announces that it has notified NASDAQ on June 28, 2019 (Eastern Time in the U.S.) that the Company will apply for voluntary delisting of its ADRs from NASDAQ and announces the anticipated schedule for the delisting and deregistration.

Reasons for the application to delist

In September 2018, we listed the ADRs on NASDAQ in order to raise awareness of the Company and improve our brand power, as we looked to open new directly-managed restaurants and franchise vendors in the U.S. for both our “Ikinari! Steak” and “Pepper Lunch” business formats. Since then, we have been working to proactively disclose information to our shareholders and investors, complying with disclosure obligations under the U.S. Securities Exchange Act (the “Exchange Act”) and preparing consolidated financial statements according to international accounting standards.

However, on February 14th of this year, the closure of seven “Ikinari Steak!” restaurants run by our U.S. subsidiary was announced, and trade in our ADRs listed on NASDAQ has also been sluggish. As a result of these and other factors, we deem that it no longer makes economic sense for the Company to continue with the listing, and we have decided to apply to delist from NASDAQ and deregister with the SEC.

Exchange where the Company will continue to be listed

Tokyo Stock Exchange

Schedule for the delisting (U.S. time)

June 28, 2019	Notice to NASDAQ of the application to voluntarily delist Notice to depositary bank of the intention to terminate the deposit agreement

July 8, 2019 (planned)	File Form 25 with the SEC to delist from NASDAQ and deregister with the SEC

July 18, 2019 (planned)	Delisting to become effective

September 26, 2019 (planned)	Termination of the deposit agreement with the depositary bank (termination of ADR program)

September 27, 2019 (planned)	File Form 15F with the SEC to end ongoing reporting obligations under the Exchange Act (suspension of ongoing reporting obligations, including under Form 20-F and Form 6-K)

October 6, 2019 (planned)	Deregistration with SEC to become effective

December 26, 2019 (planned)	Termination of the Company’s reporting obligations under the Exchange Act to become effective

Note: the schedule above, including the anticipated effective dates, may be delayed if the SEC objects, requests an extended review, or for other reasons.

Future Plans

The Company’s obligation to provide ongoing disclosure, including our Annual Report (Form 20-F), under the Exchange Act is expected to end on December 26, 2019, 90 days after the Form 15F has been filed with the SEC on September 27, 2019. Although our ongoing disclosure obligation under the Exchange Act is expected to be suspended upon filing the Form 15F for the period between September 27, 2019 and December 26, 2019, we will continue to publish our consolidated financial statements and statutory disclosure documents in Japan on our website in English for the duration of this period.

In connection with the delisting and deregistration, we intend to terminate the ADR program on September 26, 2019.

Contact information for inquiries regarding our ADRs

The Bank of New York Mellon – Depositary Receipts (U.S.)
Phone:	1-888-269-2377 (U.S. toll free)
1-201-680-6825 (International)
(Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)
Website: www.adrbnymellon.com
E-mail: shrrelations@cpushareownerservices.com

End